United States
                 Securities and Exchange Commission
                     Washington, D.C. 20549

                           Form 12b-25

                    Notification of Late Filing

(Check one): /X/ Form 10-Q

For Period Ended: September 30, 1997

PART I - Registrant Information

ERLY Industries Inc.
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Full Name of Registrant

10990 Wilshire Blvd., #1800
Los Angeles, California 90024
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Address of Principal Executive Office

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

Due to the timing and difficulty of the reporting process and auditor review, the additional expense would be unreasonable.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Richard N. McCombs
281-272-8800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or such shorter period that the registrant was required to file such report(s) been filed ?

/X/ Yes

                           American Rice, Inc.
                           ------------------
                           Name of Registrant

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



November 17, 1997                    By: /s/ Richard N. McCombs
                                     -------------------------
                                     Vice President /
                                     Chief Financial Officer